

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2025

Christopher J. Vohs
Chief Financial Officer
Bluerock Homes Trust, Inc.
919 Third Avenue
40th Floor
New York, NY 10022

> **Re: Bluerock Homes Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2024**
> **File No. 001-41322**

Dear Christopher J. Vohs:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction